UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Interim Cash Dividends by Kookmin Bank

On October 29, 2025, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., passed a resolution to declare an interim cash dividend of KRW 2,480 per common share, for a total dividend amount of KRW 1,002,860,207,680. Such payment will be made in accordance with Article 53 (Dividends) of Kookmin Bank’s Articles of Incorporation.

The record date is October 29, 2025, and the payment of such dividends is expected to be made on November 14, 2025.

The entire dividend amount will be paid to KB Financial Group Inc., which holds all of the common shares of Kookmin Bank.

The relevant portions of Article 53(Dividends) from the Kookmin Bank’s Articles of Incorporation are as follows:

(1)	Dividends may be distributed in cash or stock.

(4)

The Bank may distribute interim dividends in cash to the shareholders once during each fiscal year on a certain day determined by a resolution of the Board of Directors under the relevant laws and regulations including the Korean Commercial Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 30, 2025	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer